Re: OmniLit Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 12, 2023

File No. 333-271822

To Whom It May Concern:

On behalf of OmniLit Acquisition Corp., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 4, 2023 regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-271822) filed via EDGAR to the Commission on July 12, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company will be filing Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4, filed July 12, 2023

Summary Historical Financial Information of Syntec Optics, page 37

1. Please revise to present the Statement of Operations and Statement of Cash Flows separately.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 37 of Amendment No. 3.

The ability of OmniLit’s public stockholders to exercise redemption rights with respect to a large number of shares, page 56

2. We note your response to previous comment 4. Please revise to define the communications and sensing end-markets.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the pages 35, 149, and 168 of Amendment No. 3.

Sources and Uses for the Business Combination, page 93

3. Revise to include information as of a more recent practicable date.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 93 of Amendment No. 3.

Background of the Business Combination, page 104

4. We note your response to previous comment 29 and re-issue in part. Please revise to include context for the development of the negotiations by explaining why Syntec Optics was not included as a potential candidate during the initial evaluations conducted during 2021 and early 2022.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 103 of Amendment No. 3.

The OmniLit Board and Special Committee’s Reasons for the Approval of the Business Combination, page 105

5. We note your response to previous comment 33. Please revise to clarify how in light of the conflicts of interests, the Board recommended to approve the Business Combination.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 107 of Amendment No. 3.

Summary of OmniLit Financial Analysis, page 107

6. We note your revised disclosure in response to previous comment 34 and re-issue the comment in part. Please expand on how the four companies in the Peer Group were selected. For example, your disclosure notes that “the basis for which these companies were selected included qualitative aspects that they demonstrated including a combination of comparable products, end-markets served, and platforms, amongst other attributes.” Please expand on the specific attributes used to select the four entities in the Peer Group. Additionally, please note if there were any entities considered for, but ultimately excluded from Peer Group. Finally, we note your statement that “The median multiple of the selected companies were then applied to Syntec Optics 2024 projected results to determine the implied enterprise value for Syntec Optics.” Please disclose the implied enterprise value for Syntec Optics that resulted from this analysis.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 107 of Amendment No. 3.

U.S. Federal Income Tax Considerations, page 124

7. We note your response to previous comment 35 and re-issue the comment in part. Please remove the reference to “certain” material U.S. federal income tax considerations from the introductory language. The use of such terms in either the heading or the introductory language may suggest that the author of the opinion may be omitting a material tax consequence. Additionally, the discussion of whether the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code appears limited to a statement regarding the intended tax treatment and the consequences of the tax treatment. Please revise the tax disclosure to express a conclusion for each material federal tax consequence and the basis for such opinion. A description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction. Finally, we note that the opinion states that the Merger “should” qualify as a reorganization rather than that it “will” qualify. Please revise your disclosure or opinion to explain why you cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. For guidance, refer to Staff Legal Bulletin No. 19.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 125 of Amendment No. 3.

Management of New Syntec Optics After the Business Combination, page 153

8. We note your response to previous comment 38 and re-issue the comment. For each director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please refer to Item 401(e) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 153 and 154 of Amendment No. 3.

Executive and Director Compensation of Syntec Optics

Director Compensation Table – Fiscal 2022, page 155

9. We note your response to previous comment 47 regarding certain management fees paid to the majority stockholder for management services provided to the Company. To the extent you do not believe Mr. Kapoor constitutes an executive officer for purposes of Item 402 of Regulation S-K, please disclose these management fees in the Director Compensation Table. Please refer to Compliance Disclosure Interpretations, Regulation SK, Interpretive Responses Regarding Particular Situations, Section 227.01.

Response: We respectfully acknowledge the Staff’s comment. We have added the Director Compensation Table in response to the Staff’s comment. Please see page 155.

Non-GAAP Financial Measures, page 172

10. We refer to our prior comments 43 and 44. Please tell us where you disclose what is included in your adjustment for nonrecurring items and why you believe it is appropriate to exclude these items. Explain to us the nature of the nonrecurring costs and the transaction costs and tell us why you refer to them as non-recurring when they are included in multiple periods.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 172 of Amendment No. 3. We have revised the disclosure to state what is included in the adjustment for nonrecurring items and why we believe it is appropriate to exclude these items. For the avoidance of doubt, these costs will not be incurred by New Syntec Optics following the Closing, despite having been recorded in multiple periods previously, thereby making them non-recurring costs.

Syntec Optics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2022 and 2021, page 172

11. We note your response to previous comment 45 and re-issue the comment in part. With respect to the 112.1% year-over-year decrease in net income primarily due to higher costs, please note the primary drivers of the cost increases and if you expect them to be temporary or permanent.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 171 of Amendment No. 3.

Syntec Financial Statements for the Years Ended December 31, 2022 and 2021

Note 2. Revenue Recognition

Disaggregated Revenues, page F-46

12. We refer to our prior comment 49 noting that a significant amount of your revenues are related to products as shown in the table on page F-46. Please revise to further breakdown your product sales by market as discussed elsewhere in the filing or tell us why you do not believe this is appropriate.

Response: We respectfully acknowledge the Staff’s comment. Syntec Optics’s chief operating decision maker (CODM) has not previously reviewed product breakdown by end market. If the CODM begins to do so on a prospective basis, Syntec Optics will consider presentation requirements under ASC 606.

Note 6. Loan to Stockholder, page F-47

13. We refer to our prior comment 50. Please clarify if you wrote off the note and provide us with your basis for that accounting treatment, including the authoritative literature upon which you relied.

Response: We respectfully acknowledge the Staff’s comment. Syntec Optics did not write off the loan to the Stockholder. It was recognized as a distribution to the stockholder, in accordance with the Syntec Optics’ Articles of Incorporation which allow for such distributions, to comply with Section 402 of Sarbanes Oxley Act of 2002.

If you have any questions regarding the Amendment No. 3, please contact Christopher Capuzzi by telephone at 212-596-9000 or via e-mail at Christopher.Capuzzi@ropesgray.com and Al Kapoor via e-mail at akapoor@omnilitac.com.

Very truly yours,

OMNILIT ACQUISITION CORP.

By:	/s/ Al Kapoor
Name:	Al Kapoor
Title:	Chairman and Chief Executive Officer

cc:

Christopher Capuzzi, Partner, Ropes & Gray LLP

Robert O. Nelson II, Chief Financial Officer, OmniLit Acquisition Corp.

Joseph Mohr, Chief Executive Officer, Syntec Optics, Inc.

Christopher Rodi, Partner, Woods Oviatt Gilman LLP